

03004968

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 16, 2003, Series 2003-2F	333-66317

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 29 2003
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.



By: ____________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: January 27, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$[263,377,000] (Approximately)

IMH Assets Corp.
Collateralized Asset-Backed Bonds,
Series 2003-2F

Impac CMB Trust Series 2003-2F
Issuer

Impac Funding Corporation
Master Servicer

[GMAC Mortgage Corporation]
Subservicer

January 15, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size ($)	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	[235,583,000]	[89.00]%	[11.00]%	[4.83]% Fixed (g)	[4.225]	[1/25/33]	Aaa/AAA
A-IO	(d)	(d)	[11.00]%	(e)	[1.049](f)	[7/25/05]	Aaa/AAA
M-1	[11,912,000]	[4.50]%	[6.50]%	[5.48]% Fixed (g)	[4.225]	[1/25/33]	Aa2/AA
M-2	[10,588,000]	[4.00]%	[2.50]%	[5.73]% Fixed (g)	[4.225]	[1/25/33]	A2/A
B	[5,294,000]	[2.00]%	[0.50]%	[6.00]% Fixed (g)	[4.225]	[1/25/33]	Baa2/BBB+
Total	**$[263,377,000]**	[99.50]%					

Notes:

(a) The principal balance of each Class of Bonds is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 4% CPR building to 18% CPR in 18 months, and remaining constant at 18% CPR thereafter.
(c) The Bonds will be priced to a cleanup call that can be exercised, not prior to the Payment Date in July 2005, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the cut-off date and (ii) the Payment Date occurring in [January 2013].
(d) The Class A-IO Bonds will not have bond principal balance and will not be entitled to distributions of principal. The Class A-IO Bonds will accrue interest on their notional amount. The notional amount of the Class A-IO Bonds will be as follows: For each accrual period for each Payment Date from February 2003 through January 2004, $[33,088,000]; for each accrual period for each Payment Date from February 2004 through July 2004, $[29,177,000]; for each accrual period for each Payment Date from August 2004 through January 2005, $[21,176,000]; for each accrual period for each Payment Date from February 2005 through July 2005, [15,882,000]; and for each accrual period for each Payment Date thereafter, $0.
(e) The bond interest rate for the Class A-IO Bonds will be as follows: for each accrual period for each Payment Date from February 2003 through July 2005, [6.00]%; and for each accrual period for each Payment Date thereafter, 0%.
(f) Duration.
(g) See Optional Redemption definition.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties (no Section 32 loans will be included).
- The mortgage loans will consist of a pool of mortgage loans with an unpaid principal balance of $[264,700,243].
- The collateral information presented herein is based on a "Statistical Calculation Date" as of January 1, 2003.
- The actual pool balance as of the Closing Date is expected to be approximately $[264,700,243].

THE STRUCTURE

The Senior Bonds, Mezzanine Bonds and Subordinate Bonds will be paid principal on a *pro rata* basis.

Class A-1 Bonds
The Class A-1 Bonds will be fixed-rate securities that receive principal on a *pro rata* basis.

Class A-IO Bonds
The Class A-IO Bonds will receive 30 monthly payments of interest based on a notional balance. The notional amount of the Class A-IO Bonds will be as follows: For each accrual period for each Payment Date from February 2003 through January 2004, $[33,088,000]; for each accrual period for each Payment Date from February 2004 through July 2004, $[29,177,000]; for each accrual period for each Payment Date from August 2004 through January 2005, $[21,176,000]; for each accrual period for each Payment Date from February 2005 through July 2005, [15,882,000]; and for each accrual period for each Payment Date thereafter, $0.

The coupon on the Class A-IO Bonds will be as follows:

- Months 1-30 6.00%

Class M Bonds
The Class M Bonds will be issued as fixed rate mezzanine securities. The Class M Bonds will be subordinate to the Class A Bonds.

Class B Bonds
The Class B Bonds will be issued as fixed rate subordinate securities. The Class B Bonds will be subordinate to the Class A Bonds and the Class M Bonds.

Summary of Terms

Issuer:	Impac CMB Trust Series 2003-2F
Depositor:	IMH Assets Corp.
Seller and Master Servicer:	Impac Funding Corporation
Subservicer:	[GMAC Mortgage Corporation]
Sole Manager:	Bear, Stearns & Co. Inc.
Indenture Trustee:	Deutsche Bank National Trust Company
Owner Trustee:	Wilmington Trust Company
Statistical Calculation Date:	January 1, 2003
Cut-off Date:	January 1, 2003
Closing Date:	On or about January 30, 2003
Payment Date:	25th day of each month (or the next business day), commencing in February 2003
Optional Redemption:	At its option on or after the Payment Date in July 2005, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase all of the bonds on or after the earlier of (a) the fourth payment date after the 20% Clean-Up Call Date and (b) the Payment Date occurring in [January 2013]. In addition, if the holder of the Certificates does not exercise its option to purchase ("Optional Purchase"), at any time, the bond interest rate on the Class A-1, Class M-1, Class M-2 and Class B Bonds will increase by the Rate Increase. The "Rate Increase" is equal to (A)(i) on the first Payment Date after he 20% Clean-Up Call Date, 0.50% per annum; and (ii) on the fourth Payment Date after the 20% Clean-Up Call Date, 1.00% per annum; or (B) on the Payment Date in January 2013, 1.00% per annum.
20% Clean-Up Call Date:	The first Payment Date on which the aggregate Stated Principal Balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-Off Date balance.

Prepayment Period: With respect to any Payment Date, the calendar month immediately preceding the month in which such Payment Date occurs.

Available Funds: For any Payment Date, an amount equal to the amount received by the Indenture Trustee and available in the payment account on that Payment Date. The Available Distribution Amount will generally be equal to (a) the sum of (i) the aggregate amount of scheduled payments on the mortgage loans, (ii) any unscheduled payments and receipts, including mortgagor prepayments on such mortgage loans, the proceeds of any repurchase of the mortgage loans by the Master Servicer or Seller, insurance proceeds and liquidation proceeds, received during the related due period or prepayment period, in each case net of amounts reimbursable therefrom to the Indenture Trustee, the Master Servicer and any Subservicer and (iii) any Compensating Interest paid by the Master Servicer and reduced by (b) the sum of (i) Master Servicing Fees, the Indenture Trustee Fee, the Owner Trustee Fee, and any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies, and (ii) certain amounts owed to the Master Servicer, the Depositor, the Indenture Trustee and the Owner Trustee as provided in the agreements.

Notional Amount: With respect to the Class A-IO Bonds the notional amount will be as follows: For each accrual period for each Payment Date from February 2003 through January 2004, $[33,088,000]; for each accrual period for each Payment Date from February 2004 through July 2004, $[29,177,000]; for each accrual period for each Payment Date from August 2004 through January 2005, $[21,176,000]; for each accrual period for each Payment Date from February 2005 through July 2005, $[15,882,000]; and for each accrual period for each Payment Date thereafter, $0.

Bond Interest Rates: The bond interest rates for each class of Bonds (other than the Class A-IO Bonds) will be per annum fixed rates.

Interest Payments: On each Payment Date holders of the Bonds will be entitled to receive the interest that has accrued on the Bonds at the related bond interest rate during the related accrual period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for the Bonds will be the calendar month preceding the month in which a Payment Date occurs. The Indenture Trustee will calculate interest on the Bonds based on a 360-day year that consists of twelve 30-day months.

Accrued Bond Interest: For any Payment Date and each class of Bonds, the amount of interest accrued during the related Accrual Period at the related bond interest rate on the Bond Principal Balance or Notional Amount of such Class immediately prior to such Payment Date, in each case, reduced by any Unpaid Interest Shortfalls plus any Accrued Bond Interest remaining unpaid from any prior Payment Date with interest thereon at the related bond interest rate.

Principal Payments: On each Payment Date the holders of each class of Bonds (other than the Class A-IO Bonds) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Bond Principal Balances thereof, until the Bond Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to Bondholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to the trust on or before the date of determination.

Bond Principal Balance: With respect to any bond (other than the Class A-IO Bonds) as of any date of determination, the initial Bond Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such Bonds and (b) in the case of the Class M and Class B Bonds, any reductions in the Bond Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the lesser of (a) the excess of (i) the Available Funds for such Payment Date over (ii) the aggregate amount of Accrued Bond Interest for the Bonds for such Payment Date and (b) the excess of (i) the Principal Remittance Amount for such Payment Date over (ii) the Overcollateralization Release Amount, if any, for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date on or after the Payment Date in July 2005, (a) on or prior to the earlier of (1) the fourth Payment Date after the 20% Clean-Up Call Date and (2) the Payment Date in January 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Increase Amount for such Payment Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Payment Date.

Principal Remittance Amount: With respect to any Payment Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds including amounts paid under the Radian Lender-Paid PMI Policy, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of Bonds and any Payment Date, such Bonds' pro rata share, based on the amount of Accrued Bond Interest otherwise payable on such Bond on such Payment Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall on such class of Bonds which remains unreimbursed, at the bond interest rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Payment Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Payment Date over (y) the sum for such Payment Date of (A) the Accrued Bond Interest for the Bonds, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the Bonds will be made on the 25th day of each month (or next business day). The payments to the Bonds, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related current interest and any previously unpaid interest to the holders of the Class A-IO Bonds;
2. Payment of related current interest and any previously unpaid interest to the holders of the Class A-1 Bonds;
3. Payment of the related current interest and any previously unpaid interest to the holders of the Class M-1 Bonds;
4. Payment of the related current interest and any previously unpaid interest to the holders of the Class M-2 Bonds.
5. Payment of the related current interest and any previously unpaid interest to the holders of the Class B Bonds.

Principal Distributions:

Payment of principal to the Bonds (other than the Class A-IO Bonds) will be paid on a pro rata basis.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of Bonds then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfalls first pro rata to the holders of the Class A-1 and Class A-IO Bonds, then to the Class M-1, Class M-2 Bonds, and Class B Bonds, in that order;
3. Payment of allocated realized loss amount to the holders of the Class M-1 Bonds;
4. Payment of allocated realized loss amount to the holders of the Class M-2 Bonds;
5. Payment of allocated realized loss amount to the holders of the Class B Bonds;
6. Payment to the holders of the Certificates, as provided in the indenture.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage Bond.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Class B Bonds, then the Class M-2 Bonds, and then, to the Class M-1 Bonds, in each case until the Bond Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Bonds and Class M Bonds, such amounts with respect to such Bonds will no longer accrue interest; however, such amounts will be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class B and Class M Bonds and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Current Specified Overcollateralization Percentage: For any Payment Date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Overcollateralization Increase Amount: For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Payment Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Payment Date).

Overcollateralized Amount: For any Payment Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Bond Principal Balance of the Bonds (other than the Class A-IO Bonds) as of such Payment Date (after giving effect to distributions to be made on such Payment Date).

Overcollateralization Release Amount: With respect to any Payment Date, the lesser of (x) the Principal Remittance Amount for such Payment Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Payment Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Payment Date) over (ii) the Overcollateralization Target Amount for such Payment Date.

Credit Enhancement:

- Subordination: Initially, 11.00% for the Class A Bonds; 6.50% for the Class M-1 Bonds, 2.50% for the Class M-1 Bonds; and 0.50% for the Class B Bonds.
- Overcollateralization: 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, (2) the Subservicing Fee Rate, (3) the Indenture Trustee's Fee Rate, (4) the Owner Trustee's Fee Rate, and (5) the related Radian Lender-Paid PMI Rate, if such mortgage loan is a Radian PMI Insured Loan.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.03% per annum, payable monthly; PMI Fee Rate of [0.028]% per annum, payable monthly; Indenture Trustee Fee of 0.01% per annum, payable monthly.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Bonds and are not intended to guarantee or insure against losses.

Registration: The Bonds will be available in book-entry form through DTC.

Denominations: The Bonds are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.

Federal Tax Aspects: For federal income tax purposes, the Bonds will be treated as indebtedness and not as an equity interest in the issuer. In addition, for federal income tax purposes, the issuer will not be classified as (i) an association taxable as a corporation for federal income tax purposes, (ii) a "taxable mortgage pool," or (iii) a "publicly traded partnership."

ERISA Considerations: The Bonds may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Bonds and the Class M-1 Bonds will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Class A (to call)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	9.23	6.35	5.34	**4.23**	3.47	2.94
Modified Duration (years) @ par	7.22	5.15	4.41	**3.61**	3.04	2.62
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	1/25/13	1/25/13	1/25/13	**1/25/11**	7/25/09	6/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	120	120	120	**96**	78	65
Illustrative Yield @ Par (30/360)	4.84%	4.82%	4.81%	**4.79%**	4.77%	4.76%

Class A (to maturity)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	17.54	8.23	6.22	**4.92**	4.05	3.44
Modified Duration (years) @ par	10.97	6.12	4.89	**4.04**	3.43	2.97
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	4/25/30	6/25/27	3/25/25	**12/25/21**	2/25/19	12/25/16
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	327	293	266	**227**	193	167
Illustrative Yield @ Par (30/360)	5.20%	4.98%	4.91%	**4.90%**	4.89%	4.88%

Class A-IO (to call)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	1.99	1.99	1.99	**1.99**	1.99	1.99
Illustrative Yield (30/360) @ 10.83237%	5.50%	5.50%	5.50%	**5.50%**	5.50%	5.50%

Class M-1 (to call)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	9.23	6.35	5.34	**4.23**	3.47	2.94
Modified Duration (years) @ par	7.00	5.01	4.30	**3.54**	2.99	2.58
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	1/25/13	1/25/13	1/25/13	**1/25/11**	7/25/09	6/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	120	120	120	**96**	78	65
Illustrative Yield @ Par (30/360)	5.50%	5.47%	5.46%	**5.44%**	5.42%	5.40%

Class M-1 (to maturity)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	17.54	8.23	6.22	**4.92**	4.05	3.44
Modified Duration (years) @ par	10.40	5.90	4.75	**3.94**	3.35	2.92
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	4/25/30	6/25/27	3/25/25	**12/25/21**	2/25/19	12/25/16
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	327	293	266	**227**	193	167
Illustrative Yield @ Par (30/360)	5.84%	5.63%	5.56%	**5.54%**	5.54%	5.53%

Prepayment Sensitivity Tables

Class M-2 (to call)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	9.23	6.35	5.34	**4.23**	3.47	2.94
Modified Duration (years) @ par	6.91	4.96	4.26	**3.51**	2.97	2.57
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	1/25/13	1/25/13	1/25/13	**1/25/11**	7/25/09	6/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	120	120	120	**96**	78	65
Illustrative Yield @ Par (30/360)	5.75%	5.73%	5.71%	**5.69%**	5.67%	5.65%

Class M-2 (to maturity)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	17.54	8.23	6.22	**4.92**	4.05	3.44
Modified Duration (years) @ par	10.19	5.82	4.69	**3.90**	3.33	2.90
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	4/25/30	6/25/27	3/25/25	**12/25/21**	2/25/19	12/25/16
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	327	293	266	**227**	193	167
Illustrative Yield @ Par (30/360)	6.09%	5.88%	5.81%	**5.79%**	5.78%	5.77%

Class B (to call)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	9.23	6.35	5.34	**4.23**	3.47	2.94
Modified Duration (years) @ par	6.82	4.91	4.22	**3.48**	2.95	2.55
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	1/25/13	1/25/13	1/25/13	**1/25/11**	7/25/09	6/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	120	120	120	**96**	78	65
Illustrative Yield @ Par (30/360)	6.02%	6.00%	5.98%	**5.96%**	5.94%	5.92%

Class B (to maturity)

% of Prepayment Speed Ramp:	0%	50%	75%	100%	125%	150%
Average Life (years)	17.54	8.23	6.22	**4.92**	4.05	3.44
Modified Duration (years) @ par	9.97	5.74	4.63	**3.86**	3.30	2.87
First Principal Payment	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03
Last Principal Payment	4/25/30	6/25/27	3/25/25	**12/25/21**	2/25/19	12/25/16
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	327	293	266	**227**	193	167
Illustrative Yield @ Par (30/360)	6.36%	6.15%	6.08%	**6.06%**	6.05%	6.04%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral	
Statistical Pool Balance	$264,700,243
Average Balance	$220,952
% Conforming Balances	57.89%
WA Gross WAC (%)	6.64%
Range of Gross WAC	5.125% - 11.375%
WA Net WAC (%)	6.32%
WAM (mos)	340
WA Age (mos)	1
WA Orig. Term (mos)	341
Balloon / Fully Amortizing	0.70% / 99.30%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	715
Up to 599	0.94%
600 to 649	11.49%
650 to 699	25.38%
700 to 749	34.14%
750 to 799	25.81%
800 and above	2.25%
Original LTV	
Weighted Average	69.13%
% with LTV's > 80%	20.95%
% with MI of loans with LTV's > 80%	99.27%
Prepayment Penalties	
None	18.45%
12 month	9.10%
24 month	3.04%
36 month	11.88%
60 month	57.20%
Other (not more than 60 months)	0.32%
Property Type	
Single Family Detached	71.24%
PUD	15.99%
2-4 Family	7.05%
Condominium	5.72%
Occupancy Status	
Owner Occupied	83.62%
Investment	14.06%
Second Home	2.32%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	
Documentation	
Limited Documentation	57.45%
Full Documentation	27.57%
EZ Documentation	14.49%
No Documentation	0.49%
Loan Purpose	
Cash-Out Refinance	46.71%
Purchase	26.93%
Rate/Term Refinance	26.36%
Insurance	
Mortgage Insurance / No Mortgage Insurance	20.80% / 79.20%
Geographic Concentration (> 5% of Total)	
California	60.55%
Northern CA	14.27%
Southern CA	46.27%
Florida	17.46%